

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Matthew R. Diehl, President
Swingplane Ventures, Inc.
220 Summit Blvd. #402
Broomfield, Colorado 80021

> **RE: Swingplane Ventures, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-168912**

Dear Mr. Diehl:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, page 6

1.   Please update your summary financial information to September 30, 2010.

Risk Factors, page 7

2.   We note your response to comment three of our letter dated November 16, 2010, regarding Mr. Diehl's departure from PaperFree Medical Solutions, Inc. Please revise to clarify whether Mr. Diehl was an officer and director of PaperFree, as your revised disclosure only references that you "consulted" with the registrant. We note PaperFree's Form 8-K filed on September 1, 2009 was signed by Mr. Diehl as President/CEO. We further note that there is no Form 8-K indicating the departure of Mr. Diehl as an officer and director of PaperFree. Please advise. We note similar conflicting disclosure concerning Mr. Diehl's relationship with PaperFree on page 27. Lastly, as previously requested in comment three, please discuss the risks to the company of the fact that the control person and sole member of management is affiliated with two delinquent reporting companies.

Use of Proceeds, page 12

3.   We note your response to comment four of our letter dated November 16, 2010, and we reissue it. Your revised disclosure now includes a disclaimer that the use of proceeds table represents your "best estimate of the allocation of proceeds" and that "[w]e may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds." As noted in our prior comment, you must provide disclosure under what circumstances you will exercise this discretion and specifically identify how the use of proceeds will alter. Blanket disclaimers regarding your discretion as to use of proceeds without further disclosure required by Instruction 7 to Item 504 of Regulation S-K are not appropriate. Please revise the disclosure in this paragraph accordingly.   Also, please revise similar disclosure in the proposed milestones section.

Description of Business, page 16

4.   We note your response to comment five of our letter dated November 16, 2010 and we reissue it in part. Please revise to clarify whether your verbal agreement with Ms. Dillon is binding, or include an appropriate reference if it is not binding that she may not necessarily enter into any agreement with the Company upon the completion of your offering. Also, please clarify the material terms of your verbal agreement, including what you mean by "market rates," what Ms. Dillon's responsibilities will be, and whether she is an independent consultant.

5.   We note your response to comment seven of our letter dated November 16, 2010, and we reissue it in part. The revised statements continue to be promotional in light of the development stage of the company and should be removed. In addition, according to your business plan and plan of operation described on pages 20-21 and 24-25, much of the description of business relates to items that are unlikely to occur in the next twelve months, such as extending your line to golfwear outside of shirts, introducing tenniswear, hiring sales staff, selling your goods to retail stores, entering into joint advertising campaigns with larger distributors, commencing a print advertising campaign, and being represented in major fashion marts. Since you currently do not have any operations and do not have sufficient funds for these activities, even after the offering, it appears that these prospective activities are speculative and overly promotional. Please revise this section to clearly indicate that these items are long term activities that are dependent on future financing and may not occur.

6.   We note your response to comment eight of our letter dated November 16, 2010 and we reissue it in part. Please revise to clarify Ms. Dillon's role and tenure with XP Apparel, Inc. It appears Ms. Dillon no longer is employed by XP Apparel, thus the promotional language taken from their website appears to be inappropriate for your prospectus. To the extent material, please very briefly describe the business of XP Apparel, particularly as it relates to sportswear and golfwear. References to XP Apparel's license agreements and customers would not be relevant.

Distribution, page 17

7.	We note your response to comment nine of our letter dated November 16, 2010, and reissue it in part. Please revise to clarify how you will develop your commercial website. Your disclosures on pages 17, 24, and 25 do not explain whether you will hire a third party consultant or developer, whether you will design and develop the website internally, or use off-the-shelf software, etc. Also, please revise to clarify the basis of your belief that the cost to develop the website will be between $3,000 and $6,000.

Industry and Trend Analysis, page 18

8.	We note your response to comment 13 of our letter dated November 16, 2010 and we reissue it in part. The revised citations that you provide for your industry statistics appear outdated. The U.S. Census has revised its E-Stats, E-Commerce Multi-sector Report to include information from 2008, as opposed the 2007 statistics you provided. Further, the National Retail Federal article was written in 2007. Please revise to provide more current information or advise us why you are unable to provide more recent information.

Plan of Operation, page 24

9.	Please update the cash balance as of the most recent practicable date.

Background of Executive Officers and Director, page 26

10.	We note your response to comment 10 from our letter dated November 16, 2010, and reissue it in part. Please revise to clarify whether TapSlide, Inc. has any revenues to date. Further, we note on page 17 you briefly reference your involvement with SendPhotos, Inc., but there is no disclosure required by Item 401(e) of Regulation S-K as to this entity on pages 26 and 27.

Exhibits

Consent of Independent Registered Public Accounting Firm, Ex. 23.1

11.	We note that your independent accountant consents to the inclusion of his report dated July 28, 2010. We further note that his report on your June 30, 2010 financial statements is dated July 27, 2010. Please instruct your independent accountant to reference the actual report date in his future consents.

You may contact John Archfield, accounting examiner, at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, legal examiner, at (202) 551-3297 or Pam Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Clifford J. Hunt, Esq.
              (727) 471-0447